EXHIBIT 12
H&R BLOCK
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	2008	2007	2006	2005	2004

Pretax income from continuing operations before change in accounting principle	$745,221	$635,798	$510,482	$527,613	$459,570

FIXED CHARGES:
Interest expense	69,620	105,393	76,367	82,311	81,672
Interest on deposits	42,878	27,475	—	—	—
Interest portion of net rent expense (a)	115,837	106,063	100,606	81,386	72,607

Total fixed charges	228,335	238,931	176,973	163,697	154,279

Earnings before income taxes and fixed charges	$973,556	$874,729	$687,455	$691,310	$613,849

Ratio of earnings to fixed charges
Including interest on deposits	4.3	3.7	3.9	4.2	4.0
Excluding interest on deposits	5.2	4.1	3.9	4.2	4.0

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.
Note: In computing the ratio of earnings to fixed charges: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense and the estimated interest portion of rents. Interest expense on uncertain tax positions has been excluded from fixed charges, as it is included as a component of income taxes in the consolidated financial statements.